Calculation of Filing Fee Table

SEI STRUCTURED CREDIT FUND, LP

TABLE 1—TRANSACTION VALUATION

	Transaction Value	Fee Rate	Amount of Filing Fee

Fee to be Paid	$96,000,000	$92.70	$8,899.20
Fees Previously Paid	$96,000,000		$0
Total Transaction Value	$96,000,000		$0
Fees Due for Filing			$8,899.20
Total Fees Previously Paid			$0
Total Fee Offset			$0
Net Fee Due			$8,899.20